UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c),
         AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. _____)

                            Cognitronics Corporation
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                                (Name of Issuer)

                     Common Stock, $.20 par value per share
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                         (Title of Class of Securities)

                                    192432102
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                                 (CUSIP Number)

                              [ February 21, 2006 ]
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             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

          [_] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [_] Rule 13d-1(d)
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CUSIP No. 192432102                   13G                    Page 2 of 14 Pages

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1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Strategic Turnaround Equity Partners, LP
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]
                                                                 Joint Filer
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3. SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           0
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BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          156,200
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    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         0
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   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            156,200
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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  156,200
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  2.72%
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12. TYPE OF REPORTING PERSON*

                  PN
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CUSIP No. 192432102                   13G                    Page 3 of 14 Pages

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1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Bruce Galloway ("Galloway")
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]
                                                                 Joint Filer
--------------------------------------------------------------------------------
3. SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
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  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           99,300
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BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          362,300
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    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         99,300
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            362,300
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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  461,600(1)
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  8.03%
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12. TYPE OF REPORTING PERSON*

                  IN
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CUSIP No. 192432102                   13G                    Page 4 of 14 Pages

(2) Reflects (i) 99,300 shares of the Common Stock are owned by Mr. Galloway,
(ii)_125,400 shares of the Common Stock are owned by Mr. Galloway's spouse,
(iii) 4,000 shares of the Common Stock held by Mr. Galloway's child for which Mr. Galloway has the power to vote and dispose, (iii) 11,800 shares of the Common Stock are owned by RexonGalloway Capital Growth, an investment company in which Mr. Galloway is a 36.3% owner ("RexonGalloway")and for which Mr. Galloway retains full investment and voting discretion and (iv) 64,900 shares of the Common Stock are owned by Jacombs Investment Inc., which Mr. Galloway is an officer and primary shareholder and (v) 156,200 shares of Common Stock held by Strategic Turnaround Equity Partners, LP ("STEP"). Mr. Galloway is a managing member and the majority equity holder of Galloway Capital Management, LLC, the general partner of STEP. Mr. Galloway disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (except for (i) indirect interests therein by virtue of being a member of Galloway Capital Management LLC, and (ii) the indirect interests of Mr. Galloway by virtue of being a limited partner of STEP).

CUSIP No. 192432102                   13G                    Page 5 of 14 Pages

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1. NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Gary Herman ("Herman")
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]
                                                                 Joint Filer
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3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

--------------------------------------------------------------------------------
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           2,500
               -----------------------------------------------------------------
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          157,200
               -----------------------------------------------------------------
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         2,500
               -----------------------------------------------------------------
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH             157,200
--------------------------------------------------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  159,700(1)
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10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]
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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  2.78%
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON*

                  IN
--------------------------------------------------------------------------------

--------------------------
(1) Reflects (i) 2,500 owned by Mr. Herman directly, (ii) 1,000 shares of Common Stock held by FBR, Inc. and (iii) 156,200 shares owned by STEP. Mr. Herman is an officer of FBR which has authorized Mr. Herman to vote and dispose of the shares of Common Stock held by FBR, Inc. Mr. Herman is a managing member of Galloway Capital Management, LLC, the general partner of STEP. Mr. Herman disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (except for indirect interests of therein by virtue of being a member of Galloway Capital Management LLC).

Item 1(a).  Name of Issuer:

                           Cognitronics Corporation (the "Issuer")

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Item 1(b).  Address of Issuer's Principal Executive Offices:

                           3 Corporate Drive
                           Danbury, CT  06810
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Item 2(a).  Name of Persons Filing:

                           Bruce Galloway
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Item 2(b).  Address of Principal Business Office, or if None, Residence:

                  The principal business address for Galloway is c/o Galloway Capital Management, LLC, 720 Fifth Avenue, New York, New York 10019.

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Item 2(c).  Citizenship:

                           Galloway is a citizen of the United States.
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Item 2(d).  Title of Class of Securities:

                  This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the "Common Stock") of the Issuer.

            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

                           192432102
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Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

      (a)   [_]  Broker or dealer registered under Section 15 of the Exchange
                 Act.

     (b)    [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)    [_] Insurance company as defined in Section 3(a)(19) of the
                Exchange Act.

     (d)    [_] Investment company registered under Section 8 of the
                Investment Company Act.

     (e)    [_] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

     (f)    [_] An employee benefit plan or endowment fund in accordance with
                Rule 13d-1(b)(1)(ii)(F);

     (g)    [_] A parent holding company or control person in accordance with
                Rule 13d-1(b)(1)(ii)(G);

     (h)    [_] A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act;

     (i)    [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)    [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J). (1)

Item 1(a).  Name of Issuer:

                           Cognitronics Corporation (the "Issuer")

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Item 1(b).  Address of Issuer's Principal Executive Offices:

                           3 Corporate Drive
                           Danbury, CT  06810
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Item 2(a).  Name of Persons Filing:

                             Gary Herman ("Herman")
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Item 2(b).  Address of Principal Business Office, or if None, Residence:

                  The principal business address for Herman is c/o Galloway Capital Management, LLC, 720 Fifth Avenue, New York, New York 10019.

            --------------------------------------------------------------------

Item 2(c).  Citizenship:

                           Herman is a citizen of the United States.
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Item 2(d).  Title of Class of Securities:

                  This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the "Common Stock") of the Issuer.

            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

                           192432102
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

     (a)    [_] Broker or dealer registered under Section 15 of the Exchange
                Act.

     (b)    [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)    [_] Insurance company as defined in Section 3(a)(19) of the
                Exchange Act.

     (d)    [_] Investment company registered under Section 8 of the
                Investment Company Act.

     (e)    [_] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

     (f)    [_] An employee benefit plan or endowment fund in accordance with
                Rule 13d-1(b)(1)(ii)(F);

     (g)    [_] A parent holding company or control person in accordance with
                Rule 13d-1(b)(1)(ii)(G);

     (h)    [_] A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act;

     (i)    [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)    [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 1(a).  Name of Issuer:

                           Cognitronics Corporation (the "Issuer")

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Item 1(b).  Address of Issuer's Principal Executive Offices:

                           3 Corporate Drive
                           Danbury, CT  06810

            --------------------------------------------------------------------

Item 2(a).  Name of Persons Filing:

                           Strategic Turnaround Equity Partners, LP ("STEP")
            --------------------------------------------------------------------

Item 2(b).  Address of Principal Business Office, or if None, Residence:

                  The principal business address for STEP is c/o Galloway Capital Management, LLC, 720 Fifth Avenue, New York, New York 10019.

            --------------------------------------------------------------------

Item 2(c).  Citizenship:

                           STEP is a limited partnership formed under the laws
of Delaware.
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Item 2(d).  Title of Class of Securities:

                  This statement on Schedule 13G is being filed with respect to Common Stock, $0.001 par value per share (the "Common Stock") of the Issuer.

            --------------------------------------------------------------------

Item 2(e).  CUSIP Number:

                           192432102
            --------------------------------------------------------------------

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

     (a)    [_] Broker or dealer registered under Section 15 of the Exchange
                Act.

     (b)    [_] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)    [_] Insurance company as defined in Section 3(a)(19) of the
                Exchange Act.

     (d)    [_] Investment company registered under Section 8 of the
                Investment Company Act.

     (e)    [_] An investment adviser in accordance with Rule
                13d-1(b)(1)(ii)(E);

     (f)    [_] An employee benefit plan or endowment fund in accordance with
                Rule 13d-1(b)(1)(ii)(F);

     (g)    [_] A parent holding company or control person in accordance with
                Rule 13d-1(b)(1)(ii)(G);

     (h)    [_] A savings association as defined in Section 3(b) of the
                Federal Deposit Insurance Act;

     (i)    [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)    [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a) Amount beneficially owned:

                  The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.

          ----------------------------------------------------------------------

     (b) Percent of class:

                  The information in items 1 and 5 through 11 on the cover page on this Schedule 13G is hereby incorporated by reference.

          ----------------------------------------------------------------------

     (c) Number of shares as to which such person has:

            The information in items 1 and 5 through 11 on each cover page of this Schedule 13G is hereby incorporated by reference.

            The purpose of this Amendment No. 1 is to reflect (i) STEP's acquiring 153,100 shares of Common Stock through transfers of shares of Common Stock from its limited partners, including Mr. Galloway who transferred 40,000 shares of Common Stock to STEP, the remaining 113,100 shares were transferred limited partners of STEP. In exchange for the transfers of shares of Common Stock, the limited partners of STEP each received a limited partnership interests in STEP valued at the market price of the shares of Common Stock on the date of such transfers. STEP also acquired an additional 3,100 shares of Common Stock through the open market . STEP used investor funds to consummate the open market purchases;(ii) the additional purchase by Mr. Galloway of 99,300 shares of Common Stock; (iii) the purchase by Mr. Galloway's spouse of 125,400 shares of Common Stock; (iv) purchase of 4,000_shares of Common Stock by Mr. Galloway on behalf of his child. STEP is a recently-formed fund that is focused on investing in equity securities of publicly-held companies deemed by the general partner to offer suitable investment opportunities. Galloway Capital Management, LLC, a Delaware limited liability company, is the general partner of STEP. Mr. Galloway and Gary Herman, each of whom are citizens of the United States, are the managing members of Galloway Capital Management, LLC, and Mr. Galloway owns (A) a majority of the membership interests in Galloway Capital Management, LLC. Mr. Galloway owns approximately 40% of the partnership interests in STEP as of February 21, 2006.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [ ].

                           Not Applicable
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Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

                  As set forth in Item 4(c), some of the shares of Common Stock covered by this Schedule 13G are owned by persons other than Galloway, none of whom, holds five percent or more of the securities reported herein.

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Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

                           Not Applicable
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Item 8.  Identification  and  Classification  of Members of the Group.

                           Not Applicable
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Item 9.  Notice of Dissolution of Group.

                           Not Applicable.
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Item 10.  Certifications.

     (a) The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 21, 2006

                                       Strategic Turnaround Equity Partners, LP
                                       By: /s/ Gary Herman
                                       Name:  Gary Herman
                                       Title:  Managing Member of Galloway
                                               Capital Management, LLC, the
                                               General Partner of Strategic
                                               Turnaround Equity Partners, LP

                                       Galloway Capital Management, LLC
                                       By:  /s/ Gary Herman
                                       Name:     Gary Herman
                                       Title:  Managing Member

                                       By:
                                           ------------------------------
                                                    Bruce Galloway

                                       By:
                                           ------------------------------
                                                    Gary Herman